

September 7, 2011

<u>Via Email</u>
Mr. Thinh Q. Tran
Chief Executive Officer
Sigma Designs, Inc.
1778 McCarthy Boulevard
Milpitas, California 95035

  Re: Sigma Designs, Inc.
    Form 10-K for the Fiscal Year Ended January 29, 2011
    Filed March 28, 2011
    File No. 001-32207

Dear Mr. Tran:

  We have reviewed your responses dated September 1, 2011 and August 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>-Critical Accounting Policies and Estimates, page 33</u>

<u>-Valuation of Inventories, page 34</u>

1. We note your response to prior comments 1 and 2 from your response dated August 22, 2011 and your supplemental response dated September 1, 2011 related to these

comments. Please explain to us how accurate your estimates of forecasted demand have been in the past and how much the estimates of forecasted demand have changed in the past.

-Liquidity and Capital Resources, page 45

2.   We note your response to prior comment 2 from your response dated August 22, 2011 and your supplemental response dated September 1, 2011 related to this comment. We note your capacity constraints diminished towards the end of fiscal 2011 resulting in an increase in the supply of wafers produced at the lower cost fabrication facilities compared to the supply in the latter half of fiscal 2010 and the first nine months of fiscal 2011. We further note that you indicate that your overall demand from your customers declined during the three months ended April 30, 2011 and that your largest customer transitioned away from your product due to competitive factors. We finally note that you had more of certain die on hand than what was necessary to meet your six-month demand forecast. Considering these factors outlined in your response, please explain to us in more detail why you believe that your inventory was fully recoverable as of April 30, 2011 and how you determined that you would be able to secure sufficient demand over an extended period and at a reasonable profit margin since your largest customer was transitioning away from this product.

3.   Finally, we note your supplemental response dated September 1, 2011 and your proposed disclosure related to your "Gross Profit and Gross Margin" in your discussion of the result of operations for the second quarter of fiscal 2012. Please disclose in future filings details of the impact that sales of inventory written-down has had on margins for each period, if material, and whether the inventory was sold, scrapped or otherwise disposed of.

Item 8. Financial Statements and Supplementary Data, page 49

Notes to Consolidated Financial Statements, page 55

Note 10. Acquisitions, page 63

4.   We note that as part of the CopperGate Communications Ltd. (CopperGate) acquisition on November 10, 2009 you agreed to pay $5.0 million in cash to specified CopperGate employees provided that certain milestones were achieved over a specified period of time. We further note that you accrued a related liability for this contingent consideration as part of the purchase price accounting. Please explain to us in more detail the nature and terms of the agreement including the milestones that the employees have to achieve and if one of those milestones is continuing employment with the company. Within your discussion, please explain to us why you accounted for this contingent liability as part of the purchase price of the acquisition rather than as an employee compensation expense. Cite the accounting literature relied upon and how you applied it to your situation.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief